1601 Lower Water Street Suite 402, Summit Place (PO Box 2067) Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631 www.gammongold.com PRESS RELEASE

Halifax, March 13, 2008

GAMMON GOLD DENIES ALLEGATIONS IN CLASS ACTION CLAIM AND RECEIVES POSITIVE REPORT
FROM INDEPENDENT FIRM

Gammon Gold Inc. (TSX: GAM / AMEX: GRS) said Thursday that the Company has been named as a defendant in a statement of claim. The plaintiff is seeking, among other things, an order certifying the action as a class proceeding and $80 million in damages. The statement of claim has not yet been served on the Company.

The plaintiff alleges that the Company's 2007 prospectus contained misstatements with respect to production run rates and the adequacy of the Company's internal controls. The plaintiff also alleges inappropriate option granting.

Gammon Gold considers the allegations in the statement of claim to be without merit and intends to vigorously defend itself. The Company believes that it acted with appropriate care, diligence and skill at all times.

"The claim relating to the production run rates is a copycat claim, on a class action basis, of a claim filed in New York courts last year," said Rene Marion, CEO of Gammon Gold. "The Company has brought a motion asking the court to dismiss that claim as groundless and lacking merit and is awaiting a hearing on that issue. The Company denies the plaintiff's allegations that it misled investors with respect to production run rates and considers the allegations in this claim to be without merit and intends to vigorously defend its position."

Last year, the plaintiff's counsel wrote to the Company about potential concerns with stock options granted between 2001 and 2007. McInnes Cooper, a leading Nova Scotia law firm, was retained to steward an independent investigation into the Company's options granting process and independent consultants were retained to assist in the investigation.

Following the investigation, McInnes Cooper reported to the Board that, with respect to the options granted by the Board between April 25, 2001 and September 7, 2007, "there have been no violations of the Plan, or of the rules of the TSX or applicable securities laws, in the granting, pricing or reporting by Gammon of the options granted pursuant to the Plan. Accordingly, no past or present directors, officers or other employees of Gammon could have profited from any improper exercise of options." At the time of this press release, the McInnes Cooper report had not been made available to the plaintiff's counsel

Gammon Gold remains focused on meeting its short term deliverables provided in the March 11, 2008 press release for the end of Q1.

About Gammon Gold Inc.

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''contemplate'', ''target'', ''plan'', ''intends'', ''continue'', ''budget'', ''estimate'', "forecast", ''may'', ''will'', ''schedule'' and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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